December 26, 2012

VIA EDGAR

Securities and Exchange Commission
Attention:	Jim B. Rosenberg
James Peklenk
Joel Parker
100 F Street, N.E.
Washington, D.C. 20549

Re:          Onyx Pharmaceuticals, Inc. (“Onyx”)

Form 10-K for Fiscal Year Ended December 31, 2011

Filed February 27, 2012

Form 10-Q for Quarterly Period Ended September 30, 2012

Filed November 2, 2012

Form 8-K Dated November 1, 2012

Filed November 1, 2012

File No. 000-28298

Gentlemen:

We are responding to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated December 11, 2012 with respect to Onyx’s Form 10-K for fiscal year ended December 31, 2011 (the “2011 Form 10-K”); Onyx’s Form 10-Q for the quarter ended September 30, 2012 (the “Q3 2012 Form 10-Q”); as well as Onyx’s Form 8-K dated November 1, 2012 (the “Q3 2012 Press Release”).  The numbering of the paragraphs below corresponds to the numbering of your comment letter, the text of which we have incorporated into this response letter for convenience.  As Onyx’s financial results for 2012 are not yet available, in the proposed presentations for future filings included in this response letter, we have marked “[XX]” as a placeholder for financial results that will be included in the actual filing.

Form 10-Q for the Quarterly Period Ended September 30, 2012

Item 1. Financial Information

Condensed Consolidated Balance Sheet, page 3

1.                                      Please provide us proposed disclosure to be included in the future periodic filings that shows the amount of raw materials, work-in-progress and finished goods inventory. Refer to rule 10-01(a)(2).

Onyx acknowledges the Staff’s comment, and respectfully submits that rules 5-02(6)(a) and 10-01(a)(2) of Regulation S-X allow for the disclosure of the raw material, work-in-progress and finished goods in the footnotes to the financial statements, as an alternative to disclosing the components of inventory on the face of the balance sheet. We draw the Staff’s attention to the disclosure in the Q3 2012 Form 10-Q under “Note 9 — Inventories,” which we believe was in accordance with this disclosure requirement.

Onyx will undertake in its Form 10-K for the fiscal year ended December 31, 2012 (the “2012 Form 10-K”) and the following periodic interim reports to disclose the aggregate inventory balance on the face of the balance sheet and include substantially the following disclosure in the footnotes to the financial statements in the relevant footnote regarding — Inventories:

“Inventories at December 31, 2012 and December 31, 2011 are summarized below:

	December 31, 2012	December 31, 2011
(In thousands)
Raw materials	$ [XX]	$—
Work-in-progress	[XX]	—
Finished goods	[XX]	—
Total	$ [XX]	$—

Inventories are stated at the lower of cost and market. Cost is determined by the actual cost method. If inventory costs exceed expected market value due to obsolescence or quantities in excess of expected demand, reserves are recorded for the difference between the cost and market value. These reserves are based on estimates. The aggregate inventory valuation reserve was $[XX] as of December 31, 2012.”

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations Cost of goods sold — Kyprolis, page 27

2.                                      You state that all costs incurred to manufacture Kyprolis prior to the regulatory approval in July 2012, including the drug product of Kyprolis on hand at that time, were recorded as research and development expenses in the period those costs were incurred and that as a result, you expect that gross margin will change significantly in the future until the inventory on hand at July 20, 2012 is sold. Please provide us proposed disclosure to be included in future periodic filings that quantifies the estimated selling price of the July 20, 2012 inventory on hand and describes the expected timeframe that it will be sold, and that quantifies your estimate of the range of cost of goods as a percentage of revenue for the expected sales of inventory capitalized after July 20, 2012, if known.

Onyx acknowledges the Staff’s comment, and will undertake in the 2012 Form 10-K to include substantially the following disclosure in the section entitled “Cost of goods sold - Kyprolis” (or the successor to this section). The inventory on hand at July 20, 2012 consists of materials in various stages of production and therefore we cannot reasonably estimate either the timing and rate of consumption of raw materials and work-in-progress inventory or the timing of the sales of the finished goods to be manufactured with this inventory, at this time. We believe that the aggregate sales price of inventory on hand could be impacted by a number of factors including, but not limited to, market demand, future pricing of the product, competition and reimbursement by government and other payers. Therefore, we are not able to reasonably estimate the aggregate selling price of the inventory on hand at July 20, 2012. We also submit that the cost of goods as a percentage of revenue for the expected sales of inventory capitalized after July 20, 2012 will be dependent upon our cost to manufacture inventory at normalized production levels under the commercial manufacturing arrangements we recently entered into with our third party manufacturers; and that the cost of goods sold as a percentage of revenue is not reasonably known at this time.

Onyx will undertake in the 2012 Form 10-K to include substantially the following disclosure in the Cost of Goods sold section within Management’s Discussion and Analysis of Financial Condition and Results of Operations:

“Cost of goods sold - Kyprolis

Cost of goods sold consist primarily of direct and indirect costs related to the manufacturing of Kyprolis drug product incurred following the regulatory approval of Kyprolis, including third party manufacturing costs, salaries and benefits, allocation of overhead and royalty payments. A majority of the costs incurred to manufacture Kyprolis commercial supply prior to the U.S. regulatory approval in July 2012, including the Kyprolis drug product on hand, were charged to research and development expenses in the period those costs were incurred, which we expect will cause gross margin on net sales to vary until the inventory on hand at July 20, 2012 has been sold. Cost of goods sold, as compared to prior years was as follows:

	For the year ending December 31,				Change 2012 vs 2011				Change 2011 vs 2010
	2012		2011	2010	$		%		$	%

Cost of goods sold	$	[XX]	$—	$—	$	[XX]	[XX]	%	$—	—%

Cost of goods sold primarily represents manufacturing cost incurred after the U.S. regulatory approval of Kyprolis on July 20, 2012 related to the goods sold during the period.

Inventory on hand as of December 31, 2012 that was expensed prior to Kyprolis’ U.S. regulatory approval had an estimated cost of approximately $[XX ] million.

We expect our cost of goods sold to increase in the future as inventory manufactured prior to approval is sold, which will have a negative impact on gross margin. The timing of the sales of such inventory and the ultimate impact on gross margin is dependent on the level of future sales of Kyprolis.”

Form 8-K dated November 1, 2012

Exhibit 99.1

3.                                      In this exhibit you present a full statement of income to reconcile your GAAP earnings to non-GAAP earnings. Please represent to us that you will no longer present these tables in future Item 2.02 Form 8-K submissions or elsewhere.

Onyx acknowledges the Staff’s comment. While Onyx believes that the reconciliation highlighted by the Staff complies with the requirements of Regulation G and provides useful information for investors to consider in the context of its GAAP financial statements, we respectfully note the Staff’s concerns and Question 102.10 of the Compliance and Disclosure Interpretations. Accordingly, Onyx represents that the full statement of income to reconcile GAAP earnings to non-GAAP earnings will not be presented in future Item 2.02 Form 8-K submissions or elsewhere.

Onyx further acknowledges that:

•                                          Onyx is responsible for the adequacy and accuracy of the disclosure in the filing;

•                                          Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•                                          Onyx may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (510) 597-6392, or Michael Tenta of Cooley LLP at (650) 843-5636, with any questions or further comments regarding our responses to the Staff’s comments.

Sincerely yours,

/s/ Matthew K. Fust
Matthew K. Fust
Executive Vice President and Chief Financial Officer

cc:	N. Anthony Coles, M.D., President and Chief Executive Officer
Suzanne M. Shema, Senior Vice President, General Counsel
Robert L. Jones, Esq., Cooley LLP
Michael E. Tenta, Esq., Cooley LLP